February 11, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (888) 282-6372

Andres F. Fernandez
Chief Executive Officer
American Ammunition, Inc.
3545 NW 71st Street
Miami, Florida 33147


      Re: 	American Ammunition, Inc.
      	Form SB-2
		File No. 333-122056

Dear Mr. Fernandez:

	We have reviewed your filing and have the following comments. Note that our review has been limited to matters relating to the conversion of debentures into shares of common stock. No further review of the registration statement has been nor will be made.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us supplementally why you believe 42,861,322 represents a good faith estimate of the number of shares issuable upon application of the floating conversion rate. Note that because you are issuing shares under a conversion formula based on fluctuating market prices, you may not rely on Rule 416 but must instead register for resale the maximum number of shares needed in your good faith estimate. Please see Securities Act Sections, paragraph 3S and Securities Act Rules, paragraph 2S in the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations. We may have additional comments upon review of your response.

2. We note that your conversion formula on pages 35 and 36 and your explanation of the formula on page 17 include a final calculation of dividing by the conversion price to obtain the number of shares issued, whereas your other statements of the conversion formula do not include this final step. Please revise your statements of the conversion formula throughout the document to include this final step. In addition, please consider providing the equation by which the conversion formula operates in the "Convertible Debenture" section.

3. Tell us supplementally what amount of shares you intend the conversion formula to produce. For example, we note disclosure on page 7 of your prospectus that the debentures convert into shares at a 24% discount to market; however, your conversion formula seems much more complex than is necessary to achieve this result.

4. We also note that the conversion formula on page 17 uses the variable "Dollar Amount" twice, whereas other statements of the formula use "Principal Amount" and "Dollar Amount." We also note that you use the same figure, $266,500, in the sample conversion on pages 35 and 36. Please provide a single operational definition for these terms, including whether they are interchangeable, and revise throughout your document accordingly.

5. Similarly, please ensure that you describe the conversion consistently throughout the document. For example, the conversion formula as described on the cover page refers to "the dollar amount" and "the five lowest volume weighted prices," but does not specify the security (i.e., the debenture or the common stock) whose dollar amount and weighted average price are being measured. Although this disclosure appears elsewhere in the document, you should make each reference to the formula consistent and complete.

6. The disclosure under "Convertible Debenture" on page 17 does not appear to take in to account the December 2004 amendments to the convertible debenture that you describe on page 4. For example, on page 17, you say that the conversion price is obtained by multiplying the market value of an unnamed security by 80%, however, we understand that the December 2004 amendments changed this to 76% (as disclosed on the cover page). Further, the disclosure on page 17 suggests that the debenture is convertible at LaJolla`s election, whereas disclosure on page 4 suggests that the debenture is mandatorily convertible according to an agreed schedule. In addition, on page 4 you state that LaJolla will "prepay" the warrant.
Please clarify whether this means LaJolla will exercise the warrant.
Please also reconcile this with disclosure on page 18, where you say that the warrant will be exercised simultaneously with the conversion of the debenture. Please reconcile these and any other disclosures regarding the terms of conversion of the debentures and exercise of the warrants throughout your document. We may have additional comments on this disclosure after the terms have been clarified.

7. You appear to have registered the resale of the shares underlying these debentures and warrants as originally issued. We assume that you are filing this registration statement to register the resale of those shares as they will be issued under the revised terms of the debenture and warrants. Please note that to the extent that shares underlying the debenture and warrants have not been sold, you should deregister them by filing a post-effective amendment to your effective registration statement for this purpose.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

      Please contact Matt Franker, Staff Attorney, at (202) 824-
5495
or me at (202) 942-1950 with questions.



      			Sincerely,



      			Pamela A. Long
      					Assistant Director


cc:	Steve Fleming, Esq. (via facsimile 212/930-9725)
      Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018
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Andres F. Fernandez
American Ammunition, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE